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15047053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington, DC
194

SEC FILE NUMBER
8- 68938

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANICO Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Moody Plaza, Suite 1423
(No. and Street)

Galveston (City) | Texas (State) | 77550-7999 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven D. Geib | 409-555-4726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

2800 Post Oak Boulevard, Suite 3200 (Address) | Houston (City) | Texas (State) | 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10/15

OATH OR AFFIRMATION

I, Steven D. Geib, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANICO Financial Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, CFO

Title

Notary Public

MICHELE S. LORD
Notary Public, State of Texas
My Commission Expires
February 28, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANICO Financial Services, Inc.

Report of Independent Registered Public Accounting Firm
and Statements of Financial Condition
December 31, 2014 and 2013

ANICO Financial Services, Inc.
December 31, 2014 and 2013

Contents

BKD LLP
CPAs & Advisors

2800 Post Oak Boulevard, Suite 3200 // Houston, TX 77056-6167
713.499.4600 // Fax 713.499.4699 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
ANICO Financial Services, Inc.
Galveston, Texas

We have audited the accompanying statement of financial condition of ANICO Financial Services, Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ANICO Financial Services, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

Houston, Texas
February 26, 2015

ANICO Financial Services, Inc.
Statements of Financial Condition
December 31, 2014 and 2013

	2014	2013
Assets		
Cash	$ 193,247	$ 171,470
Receivables due from parent for:		
Variable commissions	6,611	12,083
Expenses reimbursement	22,024	12,114
Other	-	4,964
Prepaid and other assets	20,310	44,630
Receivable from parent in lieu of income taxes	34,785	34,785
Total assets	$ 276,977	$ 280,046
Liabilities and Stockholder's Equity		
Liabilities		
Due to dealers for commissions	$ 6,611	$ 12,083
Due to parent for:		
Service Fees	9,210	15,760
Other	1,090	561
Trade payables and accrued expenses	10,000	1,576
Total liabilities	26,911	29,980
Stockholder's equity		
Common stock, par value $0.01 per share; authorized, issued and outstanding, 100,000 shares	1,000	1,000
Additional paid-in capital	319,000	319,000
Retained earnings	(69,934)	(69,934)
Total stockholder's equity	250,066	250,066
Total liabilities and stockholder's equity	$ 276,977	$ 280,046

ANICO Financial Services, Inc.
Notes to Statements of Financial Condition
December 31, 2014 and 2013

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

ANICO Financial Services, Inc. ("ANFS" or "the Company"), is a wholly owned subsidiary of American National Insurance Company ("American National"). ANFS was organized on December 21, 2010, and its sole purpose is to operate as a wholesale broker-dealer and distributor of American National's variable products. ANFS is registered as a wholesale broker-dealer under the *Securities Exchange Act of 1934* and received approval from the Financial Industry Regulatory Authority, Inc. (FINRA), as a registered wholesale broker-dealer on July 18, 2012.

ANFS does not receive cash from customers and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers." ANFS operates pursuant to the (k)(1) limited business (mutual funds and/or variable annuities only) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3.

The Securities Investor Protection Corporation (SIPC) was created by the *Securities Investor Protection Act of 1970*, (SIPA), a Federal statute which became effective December 30, 1970. Membership with SIPC is required by all brokers and dealers registered under Section 15(b) of the *Securities Exchange Act of 1934* unless otherwise exempted. For the years ending December 31, 2014 and 2013, ANFS filed a Certificate of Exclusion of Membership under Section 78ccc(a)(2)(A)(ii) of SIPA. The exclusion is determined by ANFS' exclusive business consisting of: (1) the sale of variable annuities and (2) the business of insurance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At December 31, 2014 and 2013, the Company's cash accounts did not exceed federally insured limits.

Income Taxes

ANFS accounts for income taxes in accordance with income tax accounting guidance (Accounting Standards Codification 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. ANFS determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2014 and 2013, ANFS did not have any transactions that resulted in deferred taxes. ANFS files consolidated income tax returns with American National.

Note 2: Transactions With Affiliates

ANFS and American National are parties to a service and expense-sharing agreement and a distribution and administrative services agreement. Pursuant to such agreements, ANFS has agreed to act as wholesale distributor of certain variable life insurance and annuity products issued by American National.

Note 3: Net Capital Requirement

In accordance with the regulations of the SEC, ANFS must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 8 to 1. At December 31, 2014, ANFS had net capital of $172,947 which was $167,947 in excess of its required net capital of $5,000. ANFS's ratio of aggregate indebtedness to net capital was 0.1556 to 1. At December 31, 2013, ANFS had net capital of $153,572 which was $148,572 in excess of its required net capital of $5,000. ANFS's ratio of aggregate indebtedness to net capital was 0.1952 to 1.

Note 4: Subsequent Events

Subsequent events have been evaluated through February 26, 2015 which is the date the financial statements were issued